UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 26, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Sienna Biopharmaceuticals, Inc.

File No. 333-219142 - CF#35160

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Sienna Biopharmaceuticals, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on July 3, 2017.

Based on representations by Sienna Biopharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 2.1	through May 15, 2022
Exhibit 10.1	through May 15, 2020
Exhibit 10.2	through October 8, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary